Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 10,  2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Kevin Stertzel and Anne McConnell

Re:      eMagin Corporation

Form 10-K for Fiscal Year December 31, 2018 Filed March 28, 2019
File No. 001-15751

Dear Mr. Sterzel and Ms. McConnell:

This letter is submitted on behalf of eMagin Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-15751) filed with the Commission on March 28, 2019 (the “Annual Report”), as set forth in your letter dated December 17, 2019 addressed to Mr. Jeffrey P. Lucas, President and Chief Financial Officer of the Company. (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below each comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for Fiscal Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page F-16

1.

We note the going concern paragraph included in your auditors' report. It appears your auditor has not expressed their view regarding your ability to continue as a going concern and instead, references the company's conclusion on this matter. If your auditor concluded that substantial doubt existed about your ability to continue as a going concern, please have them revise their report to clarify their conclusion under an appropriately titled paragraph. Please refer to paragraph 13 of AS 2415 for guidance. If

Mr. Sterzel and Ms. McConnell

Division of Corporation Finance

January 10, 2020

your auditor concluded that substantial doubt did not exist about your ability to continue as a going concern, please explain to us the reason for the difference between the company's conclusion and the auditors' conclusion. It appears to us that the current emphasis-of-a-matter paragraph may be confusing since it does not clearly convey the auditors' conclusion or the reason for their conclusion in light of the company's conclusion.

RESPONSE: In response to the Staff’s comment, the Company has informed us that independent registered public accounting firm furnished an auditor’s report to the Company before the March 28, 2019 Annual Report filing date that expressed their view regarding the Company’s ability to continue as a going concern, as follows:

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and suffered recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

However, due to administrative error, edits necessary to conform the language in the Company’s Annual Report to the correct version of the auditor’s report were inadvertently omitted by the Company during the final Annual Report edgarization and filing process.  The Company proposes to file an amendment to the Annual Report (the “Amendment”) which includes the correct version of the auditor’s report that contains the Emphasis of Matter paragraph above.

Consolidated Statement of Cash Flows, page F-20

2.

We note from your balance sheets, that inventory balances at year end did not change significantly from 2017 to 2018. Please reconcile for us the change in inventory reflected on your Statement of Cash Flows for 2018 with the change noted in your balance sheets.  Although we note you separately present the impairment of consumer night vision business inventory in the reconciliation of your net loss to net cash used in operating activities, we are still unable to reconcile the change in inventory.

RESPONSE: In response to the Staff’s comment, the Company has informed us that the presentation of an accrued liability for $1,420 (amounts in thousands) of inventory at a contract manufacturer the Company took possession of (as explained more fully in Note b, below), contributed to the difficulty in reconciling the Statement of Cash Flows inventory related

Mr. Sterzel and Ms. McConnell

Division of Corporation Finance

January 10, 2020

amounts to the balance sheets.  The Company believes a better approach is to show the $1,420 accrual of inventory on a gross basis by increasing the change in inventory line item by ($1,420) and changing the accounts payable, accrued expenses and other current liabilities line item by an offsetting amount. The Company notes that these line item changes have no impact on the net cash used in operating activities total originally presented on the Statement of Cash Flows for 2018.  The Company proposes to adjust these two line items prospectively by including the revised balances in the comparative 2018 column in the Statement of Cash Flows to be included in the Form 10-K for the fiscal year ended December 31, 2019.

The Company has prepared the following pro-forma reconciliation of changes in inventory balances during fiscal 2018 and the related activity in the adjusted Consolidated Statements of Cash Flows 2018 column that it proposes to present in its Form 10-K for the fiscal year ended December 31, 2019 (amounts in thousands):

			Balances per Consolidated Statements of Cash Flows
Inventory per Consolidated Balance Sheets			Impairment of Consumer Night Vision Business inventory	Changes in operating assets and liabilities: inventories	Net change in Inventory

8,640	Balance at December 31, 2017		$ -	$ -

(1,270)	Record impairment of Company owned consumer night vision business inventory located at contract manufacturer - June 2018	(a)	1,270	-	1,270

(1,420)	Record impairment of Stuck Parts inventory - June 2018	(b)	1,420	-	1,420

2,632	Increase in inventory per Consolidated Statements of Cash Flows - Fiscal 2018	(b) (c)	-	(2,632)	(2,632)

$ 8,582	Balance at December 31, 2018		$ 2,690	$ (2,632)	$ 58

$ (58)	Net decrease in inventory during Fiscal 2018				$ 58

Mr. Sterzel and Ms. McConnell

Division of Corporation Finance

January 10, 2020

Notes to reconciliation of inventory change schedule: (amounts in thousands)

a)

In June 2018, the Company made a decision to exit the consumer night vision business and recorded an impairment of $1,270 of related inventory in the financial results reported for the period ending June 30, 2018.  Said inventory was purchased prior to December 31, 2017, and was included in the $8,640 inventory balance presented in the Company’s financial statements as of December 31, 2017.

b)

A contract manufacturer the Company engaged to build its consumer night vision products purchased $1,420 in raw materials in anticipation of future production.  While production was ongoing, these raw materials were carried on the books of the contract manufacturer.  In June 2018, upon the Company’s decision to halt production of the consumer night vision products, the Company took possession of these goods, or stuck parts, recording an inventory asset for the goods and a commensurate liability to the manufacturer.  Concurrent with recording an inventory asset for the goods, the Company also recorded an offsetting $1,420 impairment charge reflecting the Company’s decision to exit this business.

c)	Including the addition of the stuck parts inventory, the Company’s inventory increased by $2,632 during fiscal 2018, which is presented as a use of cash in the Consolidated Statements of Cash Flows.

Note 2 - Significant Accounting Policies

Inventories, page F-22

3.

We note your inventory accounting policy included in the notes to your financial statements states that inventories are stated at the lower of cost or market. We note elsewhere in your critical accounting policies, that inventories are stated on a standard cost basis. Please revise your disclosures to correct the inconsistency regarding your inventory accounting policy and ensure your accounting and disclosures comply with ASU 2015-11.

RESPONSE: In response to the Staff’s comment, the Company proposes to include in the Amendment a change to the inventory accounting policy footnote and the critical accounting policy inventory description to state that “Inventories are stated on a standard cost basis adjusted to approximate the lower of cost (as determined by the first-in, first-out method) or net realizable value.”  The proposed changes are as follows:

Inventory Valuation (Critical Accounting Policies description in MD&A)

Inventories are stated on a standard cost basis adjusted to approximate the lower of cost (as determined by the first-in, first-out method) or net realizable value. Cost includes materials,

Mr. Sterzel and Ms. McConnell

Division of Corporation Finance

January 10, 2020

labor, and manufacturing overhead related to the production of OLED displays.  The standard cost for the Company’s products are subject to fluctuation from quarter to quarter, depending primarily on the number of displays produced, fluctuations in manufacturing overhead and labor hours incurred, and the yields experienced in the manufacturing process.  The Company regularly reviews inventory quantities on hand, future purchase commitments with the Company’s suppliers, and the estimated utility of the inventory. If the Company review indicates a reduction in utility below carrying value, the inventory is reduced to a new cost basis.

Inventories (Accounting Policy footnote)

Inventories are stated on a standard cost basis adjusted to approximate the lower of cost (as determined by the first-in, first-out method) or net realizable value.  Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. The Company regularly reviews inventory quantities on hand, future purchase commitments with the Company’s suppliers, and the estimated utility of the inventory. If the Company review indicates a reduction in utility below carrying value, the inventory is reduced to a new cost basis.

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

Jocelyn M. Arel

cc:       Andrew G. Sculley, Chief Executive Officer, eMagin Corporation

Jeffrey P. Lucas, President and Chief Financial Officer, eMagin Corporation

Mark A. Koch, Vice President of Finance, eMagin Corporation

Tiffany Williamson, Goodwin Procter LLP